Exhibit 12
EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2008	2007	2006	2005	2004
Earnings
Pre-tax income from continuing operations	$234.0	$213.5	$205.2	$145.8	$149.4
Income from equity investees	(32.9)	(4.1)	(0.4)	—	—

Pre-tax income from continuing operations before income from equity investees	201.1	209.4	204.8	145.8	149.4

Fixed charges	64.9	64.3	57.6	41.0	32.4

Distributed income of equity investees	23.1	—	—	—	—
Allowance for funds used during construction	(2.7)	(2.6)	(1.4)	(0.8)	(0.4)

Total earnings available for fixed charges	$286.4	$271.1	$261.0	$186.0	$181.4

Fixed charges
Interest and debt costs expense	$64.9	$64.1	$56.8	$40.2	$31.6
Interest component of rent	—	0.2	0.8	0.8	0.8

Total fixed charges	$64.9	$64.3	$57.6	$41.0	$32.4

Ratio of earnings to fixed charges	4.4	4.2	4.5	4.5	5.6

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
- income from equity investees, adjusted to reflect actual distributions from equity investments; and

- fixed charges;

less

- allowance for funds used during construction.
Fixed charges means the sum of the following:
- interest costs;

- amortization of debt costs; and

- that portion of rental expense which we believe represents an interest factor.